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08027161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8-66552

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 2550
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Javier Guerra (305) 533-1027
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, ____Catalina Cadavid____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Bulltick Securities, LLC.____, as of ____December 31____, ____2007____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

____

____

Chief Compliance Officer

(Signature)

(Title)

NOTARY PUBLIC STATE OF FLORIDA
Yailing Collazo
Commission #DD629313
Expires: MAR. 31, 2011
www.AaronNotary.com

(Notary Public)

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Bulltick Securities, LLC.
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick Securities, LLC. as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulltick Securities, LLC. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 25, 2008

BULLTICK SECURITIES, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
CASH	$	1,853
RECEIVABLE FROM CLEARING BROKER (NOTE 3)		570,483
DEPOSIT AT CLEARING BROKER (NOTE 3)		100,000
	$	672,336
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	303,134
Due to affiliate (Note 4)		209,752
Due to Parent		3,500
Total liabilities		516,386
MEMBER'S EQUITY		155,950
	$	672,336

See accompanying notes.

BULLTICK SECURITIES, LLC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES		
Riskless principal trading	$	502,011
Commissions		59,079
Interest income		9,994
Other income		1,413
Total revenues		572,497
EXPENSES		
Placement referral fees		265,369
Management fees (Note 4)		209,752
Professional fees		51,473
Other general and administrative		8,778
Interest (Note 3)		3,563
Clearing charges		3,179
Total expenses		542,114
NET INCOME	$	30,383

See accompanying notes.

BULLTICK SECURITIES, LLC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

MEMBER'S EQUITY AS OF DECEMBER 31, 2006	$	85,191
CAPITAL CONTRIBUTION (NOTE 4)		40,376
NET INCOME		30,383
MEMBER'S EQUITY AS OF DECEMBER 31, 2007	**$**	**155,950**

As disclosed in Note 1, the Company reorganized from a corporation to a limited liability company in April 2007. As such, the member's equity as of December 31, 2006 presented above, has been recharacterized from the 2006 audited financial statement presentation. There was no change in net opening equity as a result of this structural reorganization.

See accompanying notes.

BULLTICK SECURITIES, LLC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	30,383
Adjustments to reconcile net income to net cash used in operating activities		
Changes in operating assets and liabilities:		
Receivable from clearing broker	(	565,755)
Accounts payable and accrued liabilities		303,134
Due to affiliate		209,752
Total adjustments	(	52,869)
Net cash used in operating activities	(	22,486)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		19,000
Borrowings from Parent		3,500
Net cash provided by financing activities		22,500
NET INCREASE IN CASH		14
CASH - BEGINNING		1,839
CASH - ENDING	$	1,853
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	3,563
Supplemental Disclosure of Non-Cash Activities:		
Non-cash contribution in the form of forgiveness of debt to Parent (Note 4)	$	21,376

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Bulltick Securities, LLC, a Delaware limited liability company (the Company), is a registered broker-dealer with the Company's sole member being Bulltick Capital Markets, L.P. (Parent). The Company's membership in the Financial Industry Regulatory Authority (FINRA) (formally known as the National Association of Securities Dealers), became effective on December 17, 2004 (date of registration), but commencement of operations did not start until October 2006. The Company did not have significant securities related activity until December 3, 2007 when certain customer accounts were transferred from Bulltick, LLC, a FINRA member broker-dealer affiliated with the Company by common ownership.

The Company was formerly known as Bulltick Securities, Inc. Effective April 2007, the Company converted from a corporation to a limited liability company, with the Company's former sole stockholder becoming the sole member. The Company acts primarily in a riskless principal capacity for its customers located within Latin America, buying and selling securities and earning a mark-up. The Company also acts in an agency capacity for its customers and charges a commission. The Company's operations are located in Miami, Florida.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions, along with related commission income, clearing charges and commission expenses, are reported on a trade date basis.

Cash Concentration

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member, limited liability company (LLC), whose operations are reflected in the tax return of the Company's Parent. The Company's previous net operating loss carryforward of approximately $233,000 was forgone in connection with its reorganization to an LLC.

Interest Income Recognition

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2007, the Company's "Net Capital" was $154,580, which exceeded requirements by $120,154, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 3.34 to 1.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Concentration

The clearing and depository operations for the Company's securities transactions are provided by Pershing, LLC, whose principal office is in New Jersey. At December 31, 2007, the amount receivable from clearing broker and the deposit at clearing broker included in the accompanying statement of financial condition are held by and due from this broker. Amounts receivable from clearing broker represent cash balances in various accounts.

Interest expense related to debit balances with this broker amounted to $3,563 for the year ended December 31, 2007.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 3. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. RELATED PARTY TRANSACTIONS

Management Fees

The Company has a management agreement with an entity in Miami, Florida, related by virtue of common ownership. The Company receives management and administrative services, including use of its office facilities in Miami, Florida, as well as staffing, in consideration of a management fee. For the year ended December 31, 2007, the Company incurred $209,752 of management fees to this entity, which are comprised of the following:

Salaries and related costs	$	143,770
Travel		23,590
Other		15,648
Professional services		11,627
Rent		7,478
Office expenses		3,853
Communication services		2,786
Advertising and promotion		1,000
	$	209,752

At December 31, 2007, all of these management fees remain payable to the affiliate.

Capital Contributions from Parent

During 2007, the Company's Parent forgave $21,376 of amounts it had previously advanced to the Company. This forgiveness of debt as well as a current capital contribution of cash of $19,000, resulted in a total capital contribution $40,376.

SUPPLEMENTARY INFORMATION

BULLTICK SECURITIES, LLC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

CREDITS		
Member's Equity - representing net capital before haircuts on foreign currency balances	$	155,950
HAIRCUTS ON FOREIGN CURRENCY BALANCES		1,370
NET CAPITAL		154,580
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $516,386		34,426
EXCESS NET CAPITAL	$	120,154
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.34 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	303,134
Due to affiliate		209,752
Due to Parent		3,500
Total aggregate indebtedness	$	516,386

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

BULLTICK SECURITIES, LLC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2007

In accordance with the exemptive provisions of SEC Rule 15c3-3. specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Sole Member
Bulltick Securities, LLC.
Miami, Florida

In planning and performing our audit of the financial statements of Bulltick Securities, LLC. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 25, 2008

END